Exhibit 3.1

COMPANY HAVING A SHARE CAPITAL

Memorandum of Association of

OM Asset Management Limited

Each subscriber to this Memorandum of Association wishes to form a company under the Companies Act 2006 and agrees to become a member of the company and to take at least one share.

Name of each subscriber	Authentication by each subscriber

Mr Julian Victor Frow Roberts	Mr Julian Victor Frow Roberts

Dated 29/5/2014